Exhibit 99.1

JinkoSolar Announces Full Exercise of Over-allotment Option and Closing of Follow-on Offering and Closing of Concurrent Private Placement of Convertible Senior Notes

SHANGHAI, China, May 20, 2019 — JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that the underwriters of its previously announced follow-on offering of 4,062,500 American depositary shares (the “ADSs”), each representing four ordinary shares of the Company, par value US$0.00002 per share (together with the Option ADS offering, the “ADS Offering”), have fully exercised their over-allotment option to purchase an additional 609,375 ADSs (“Option ADSs”) at US$16.00 per ADS. The Company also announced that it closed both the ADS Offering and the concurrent private placement (the “Note Private Placement”) of US$85 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”).

Credit Suisse Securities (USA) LLC and Barclays Capital Inc. acted as joint bookrunners for the ADS Offering. Roth Capital Partners, LLC was co-manager for the ADS Offering.

The ADS Offering was made pursuant to the Company’s shelf registration statement on a Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2017, which became effective on August 22, 2017. A prospectus supplement dated May 15, 2019 and a related base prospectus (included in the Company’s shelf registration statement on Form F-3) related to the ADS Offering have been filed with the SEC and are available at the SEC website at: www.sec.gov. A copy of the prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by phone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com; and from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by phone toll free at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com.

The Notes were offered to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Credit Suisse (Hong Kong) Limited, an affiliate of Credit Suisse Securities (USA) LLC, acted as the placement agent of Note Private Placement, and other affiliates of Credit Suisse Securities (USA) LLC have purchased a portion of the Notes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 9.7 GW for silicon wafers, 7.0 GW for solar cells, and 10.8 GW for solar modules, as of December 31, 2018.

JinkoSolar has over 12,000 employees across its 7 production facilities globally, 15 oversea subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Mr. Russell Su

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3095

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen, Beijing

Tel: +86 10 5900 2940

Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com